Exhibit 23.2

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this
Registration Statement on Form S-8 (No. 333-96675) of our report dated
February 8, 2002 relating to the financial statements and financial
statement schedules of Conectiv, which appears in Conectiv's Annual
Report on Form 10-K for the year ended December 31, 2001.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
July 31, 2002